ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
AS OF JUNE 30, 2011

TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS IN THOUSANDS OF NEW ISRAELI SHEKEL (NIS):

Statements of financial position	1-2

Statements of income	3

Statements of comprehensive income	4

Statements of changes in equity	5-6

Statements of cash flows	7-10

Notes to consolidated financial statements	11-21

- - - - - - - - - - - - - - - - - - -

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2011

	December 31,	June 30		Convenience translation (note 2c) June 30,
	2010	2010	2011	2011
	(Audited)	(Unaudited)
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	125,956	262,517	125,637	36,790
Investment in securities	310,237	431,786	291,867	85,466
Short-term deposits	98,084	-	95,203	27,878
Trade receivables	1,731,747	795,925	1,794,772	525,555
Other accounts receivable	162,599	83,406	299,299	87,643
Derivative financial instruments	-	9,051	-	-
Income taxes receivable	64,094	69,994	89,374	26,171
Inventories	680,296	537,341	684,983	200,581
Assets classified as held for sale	-	-	54,210	15,874
	3,173,013	2,190,020	3,435,345	1,005,958

NON-CURRENT ASSETS:
Investments in associates	6,012	4,302	7,376	2,160
Derivative financial instruments	56,078	13,818	159,328	46,655
Real estate inventories	83,337	83,342	86,498	25,329
Payments on account of real estate	164,132	-	174,529	51,107
Investments in securities	30,327	-	29,128	8,529
Loans receivable, net of current maturities	176,043	-	143,068	41,894
Property and equipment, net	2,928,515	1,975,758	2,936,440	859,865
Investment property	546,870	447,517	536,438	157,083
Intangible assets, net	1,486,744	410,593	1,468,148	429,912
Other long-term receivables	47,098	117,605	152,008	44,512
Deferred taxes	66,018	40,541	68,401	20,030
	5,591,174	3,093,476	5,761,362	1,687,076
Total assets	8,764,187	5,283,496	9,196,707	2,693,034

September 27, 2011
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Executive Chairman of the Board of Directors and Chief Operating Decision Maker	Chief Executive Officer	Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

	December 31,	June 30		Convenience translation (note 2c) June 30,
	2010	2010	2011	2011
	(Audited)	(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	470,284	308,867	632,273	185,145
Current maturities of debentures and convertible debentures	202,769	76,235	140,980	41,283
Current maturities of long-term loans from banks	297,771	118,920	338,039	98,987
Trade payables	1,342,763	960,840	1,432,815	419,565
Other accounts payable and accrued expenses	686,447	499,513	793,308	232,303
Customers' deposits	30,405	-	28,265	8,277
Derivative financial instruments	7,700	-	6,724	1,969
Income taxes payable	7,431	24	2,253	660
Provisions	71,870	44,274	73,042	21,389
	3,117,440	2,008,672	3,447,699	1,009,578

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,399,159	541,528	1,362,958	399,109
Convertible debentures, net of current maturities	117,801	132,334	119,101	34,876
Debentures, net of current maturities	2,183,093	1,261,208	2,140,119	626,682
Other liabilities	199,983	22,526	266,159	77,938
Derivative financial instruments	9,151	6,241	11,328	3,317
Liabilities in respect of employee benefits, net of amounts funded	51,492	47,728	52,809	15,464
Deferred taxes	103,929	56,345	137,892	40,378
	4,064,608	2,067,910	4,090,366	1,197,764
Total liabilities	7,182,048	4,076,582	7,538,065	2,207,342

EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,712	58,443	79,878	23,390
Additional paid-in capital	1,218,409	1,042,364	1,219,282	357,037
Other reserves	(12,539)	8,024	(22,355)	(6,546)
Retained earnings (accumulated deficit)	(85,760)	(89,118)	6,945	2,033
	1,199,822	1,019,713	1,283,750	375,914

Non - controlling interests	382,317	187,201	374,892	109,778

Total equity	1,582,139	1,206,914	1,658,642	485,692

Total liabilities and equity	8,764,187	5,283,496	9,196,707	2,693,034

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

	Year ended December 31,	For the six months ended June 30,		For the three months ended June 30,		Convenience translation (note 2c) for the six months ended June 30,
	2010	2010	2011	2010	2011	2011
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands (except per share data)

Revenues	9,227,453	3,599,487	7,599,468	1,768,663	3,890,000	2,225,320
Less – government levies	723,709	-	1,383,885	-	681,536	405,237
Net revenues	8,503,744	3,599,487	6,215,583	1,768,663	3,208,464	1,820,083
Cost of sales	6,192,352	2,572,775	4,734,112	1,255,705	2,456,471	1,386,270
Gross profit	2,311,392	1,026,712	1,481,471	512,958	751,993	433,813
Selling, general and administrative expenses	2,069,970	891,642	1,283,690	450,472	645,959	375,898

Operating profit before other gains and losses and changes in fair value of investment property	241,422	135,070	197,781	62,486	106,034	57,915

Other gains	3,258	1,419	1,000	463	-	293
Other losses	(28,188)	(8,528)	(7,284)	(6,340)	(4,375)	(2,133)
Changes in fair value of investment property, net	32,917	13,187	19,445	10,913	16,390	5,694
Operating profit	249,409	141,148	210,942	67,522	118,049	61,769

Finance income	85,852	20,077	131,314	14,764	86,313	38,452
Finance expenses	(235,847)	(76,786)	(187,265)	(57,050)	(101,523)	(54,836)
Finance expenses, net	149,995	56,709	55,951	42,286	15,210	16,384
Share of profit (loss) of associates	(518)	(576)	1,317	-	104	386

Income before taxes on income	98,896	83,863	156,308	25,236	102,943	45,771
Taxes on income	36,287	25,656	46,805	4,123	31,114	13,706

Net income	62,609	58,207	109,503	21,113	71,829	32,065

Attributable to:
Equity holders of the Company	47,839	47,725	94,947	18,969	64,959	27,803
Non – controlling interests	14,770	10,482	14,556	2,144	6,870	4,262

Earnings per ordinary share or ADS attributed to equity holders of the Company
Basic	0.96	1.08	1.44	0.43	0.99	0.42
Fully diluted	0.96	1.06	1.41	0.42	0.95	0.41

Weighted average number of shares or ADSs used for computation of income per share:
Basic	49,590	44,282	65,925	44,590	65,947	65,925
Fully diluted	49,814	44,835	66,395	44,976	66,253	66,395

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2011

						Convenience
						translation
		For the		For the		(note 2c) for the
	Year ended	six months		three months		six months
	December 31,	ended June 30		ended June 30		ended June 30,
	2010	2010	2011	2010	2011	2011
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands

Profit for the period:	62,609	58,207	109,503	21,113	71,829	32,065
Other comprehensive income (losses), net of tax:
Available-for-sale financial assets- revaluation	(8,104)	1,137	(3,436)	2,212	(2,894)	(1,006)
Currency translation differences	(6,406)	1,006	(3,720)	1,006	(1,122)	(1,089)
Actuarial loss on post-employment benefit obligations	(277)	(223)	-	(223)	-	-
Other comprehensive income (losses)	(14,787)	1,920	(7,156)	2,995	(4,016)	(2,095)
Total comprehensive income for the period	47,822	60,127	102,347	24,108	67,813	29,970

Total comprehensive income attributable to:
Equity holders of the Company	36,800	49,925	89,062	21,949	61,942	26,080
Non-controlling interests	11,022	10,202	13,285	2,159	5,871	3,890

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2011

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Retained earnings (accumulated deficit)	Total	Non - controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2011 (audited)	79,712	1,218,409	(12,539)	(85,760)	1,199,822	382,317	1,582,139
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2011 (unaudited):
Comprehensive income for the period			(5,885)	94,947	89,062	13,285	102,347
Employee share-based payment	-	-	-	1,793	1,793	85	1,878
Transactions with non-controlling interests	-	-	(3,931)	-	(3,931)	(3,974)	(7,905)
Exercise of options	140	-	-	-	140	-	140
Issuance of shares upon conversion of convertible debentures	26	873	-	-	899	-	899
Acquisition of treasury shares	-	-	-	(4,035)	(4,035)	-	(4,035)
Dividends to non – controlling interests of subsidiaries	-	-	-	-	-	(16,821)	(16,821)

BALANCE AT JUNE 30, 2011 (unaudited)	79,878	1,219,282	(22,355)	6,945	1,283,750	374,892	1,658,642

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non - controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2010 (audited)	57,438	1,030,259	5,676	(61,049)	1,032,324	194,400	1,226,724
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2010 (unaudited):
Comprehensive income for the period	-	-	2,348	47,577	49,925	10,202	60,127
Employee share-based payment	-	-	-	3,649	3,649	218	3,867
Exercise of options	716	-	-	-	716	-	716
Issuance of shares upon conversion of convertible debentures	289	12,105	-	-	12,394	-	12,394
Acquisition of treasury shares	-	-	-	(4,295)	(4,295)	-	(4,295)
Dividends	-	-	-	(75,000)	(75,000)	-	(75,000)
Dividends to non – controlling interests of subsidiaries	-	-	-	-	-	(17,619)	(17,619)

BALANCE AT JUNE 30, 2010 (unaudited)	58,443	1,042,364	8,024	(89,118)	1,019,713	187,201	1,206,914

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2011

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Retained earnings (accumulated deficit)	Total	Non - controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2010 (audited)	57,438	1,030,259	5,676	(61,049)	1,032,324	194,400	1,226,724
CHANGES DURING 2010 (audited):
Comprehensive income for the period	-	-	(11,272)	48,072	36,800	11,022	47,822
Employee share-based payment	-	-	-	6,512	6,512	322	6,834
Movement in equity as result of business combination	20,328	945,442	-	-	965,770	170,054	1,135,824
Transactions with non-controlling interests	-	-	(6,943)	-	(6,943)	24,138	17,195
Exercise of options	759	-	-	-	759	-	759
Issuance of shares upon conversion of convertible debentures	1,187	42,708	-	-	43,895	-	43,895
Acquisition of treasury shares	-	-	-	(4,295)	(4,295)	-	(4,295)
Dividend	-	(800,000)	-	(75,000)	(875,000)	-	(875,000)
Dividend to non – controlling interests of subsidiaries	-	-	-	-	-	(17,619)	(17,619)

BALANCE AT DECEMBER 31, 2010 (audited)	79,712	1,218,409	(12,539)	(85,760)	1,199,822	382,317	1,582,139

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Retained earnings (accumulated deficit)	Total	Non - controlling interests	Total equity
	Convenience translation into U.S. dollars in thousands (note 2c)

BALANCE AT JANUARY 1, 2011 (audited)	23,342	356,781	(3,672)	(25,113)	351,338	111,952	463,290
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2011 (unaudited):
Comprehensive income for the period	-	-	(1,723)	27,803	26,080	3,890	29,970
Employee share-based payment	-	-	-	524	524	26	550
Transactions with non-controlling interests	-	-	(1,151)	-	(1,151)	(1,164)	(2,315)
Exercise of options	40	-	-	-	40		40
Issuance of shares upon conversion of convertible debentures	8	256	-	-	264	-	264
Acquisition of treasury shares	-	-	-	(1,181)	(1,181)	-	(1,181)
Dividends to non – controlling interests of subsidiaries	-	-	-	-	-	(4,926)	(4,926)

BALANCE AT JUNE 30, 2011 (unaudited)	23,390	357,037	(6,546)	2,033	375,914	109,778	485,692

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

	Year ended December 31,	For the six months ended June 30,		For the three months ended June 30		Convenience Translation (note 2c) for the six months ended June 30,
	2010	2010	2011	2010	2011	2011
	(Audited)	(Unaudited)
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	98,896	83,863	156,308	25,236	102,943	45,771
Income tax (paid) received, net	5,741	(7,972)	(40,626)	(23,684)	(20,946)	(11,896)
Adjustment for cash generated from operation (a)	101,192	9,971	318,828	62,793	136,487	93,361
Net cash provided by operating activities	205,829	85,862	434,510	64,345	218,484	127,236

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(193,474)	(80,590)	(135,312)	(49,329)	(69,778)	(39,623)
Purchase of investment property	(20,720)	(3,641)	(32,859)	(3,299)	(12,518)	(9,622)
Purchase of intangible assets	(34,133)	(13,341)	(8,476)	(6,222)	(3,483)	(2,482)
Proceeds from collection of short-term deposits and other receivables, net	12,401	67	2,881	-	(3,226)	844
Proceeds from sale of property and equipment	1,306	52	11,383	52	293	3,333
Investment in restricted deposits	-	-	(95,406)	-	(8,129)	(27,937)
Proceeds from sale of marketable securities	373,040	116,340	48,424	71,891	28,822	14,180
Investment in marketable securities	(365,091)	(333,292)	(46,800)	(272,606)	(25,128)	(13,704)
Acquisition of subsidiaries	87,219	-	-	-	-	-
Grant of loans to jointly controlled companies	(31,442)	(18,933)	-	(18,933)	-	-
Grant of loans to controlling shareholders	-	-	(62,342)	-	(609)	(18,255)
Payments on account of real estate	(76,884)	(53,466)	-	(53,466)	-	-
Collection of long-term loans receivable	1,565	-	5,114	-	2,087	1,498
Interest received	18,331	9,860	13,082	4,439	7,743	3,831
Net cash used in investing activities	(227,882)	(376,944)	(300,311)	(327,473)	(83,926)	(87,937)

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

	Year ended December 31,	For the six months ended June 30,		For the three months ended June 30		Convenience Translation (note 2c) for the six months ended June 30,
	2010	2010	2011	2010	2011	2011
	(Audited)	(Unaudited)
	NIS					U.S. dollars
CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of treasury shares	(4,295)	(4,295)	(4,035)	-	(82)	(1,181)
Dividend paid to Company shareholders	(875,000)	(75,000)	-	-	-	-
Dividend paid to non- controlling interests	(17,619)	(17,619)	(16,821)	(3,321)	(16,821)	(4,926)
Repayment of debentures	(2,155)	(27)	(138,559)	(27)	(136,254)	(40,574)
Transactions with non-controlling interests without loss of control	17,195	-	-	-	-	-
Issuance of debentures	205,035	-	-	-	-	-
Receipt of long-term loans	470,600	4,500	109,547	4,500	107,000	32,078
Repayment of long-term loans	(165,014)	(73,409)	(126,110)	(34,773)	(66,551)	(36,928)
Repayment of long term credit from payables	(1,740)	(870)	(870)	(435)	(435)	(255)
Short-term credit from banks and others, net	(52,404)	166,273	169,990	58,583	32,669	49,777
Receipt of loans from controlling shareholders	90,000	-	-	-	-	-
Proceeds from exercise of options in the Company	759	716	140	86	16	40
Acquisition of shares from non- controlling interests	(24,557)	-	(7,927)	-	-	(2,321)
Settlement of forward contracts	21,248	-	-	-	-	-
Interest paid	(147,532)	(58,486)	(110,348)	(19,840)	(54,637)	(32,313)
Net cash provided by (used in) financing activities	(485,479)	(58,217)	(124,993)	4,773	(135,095)	(36,603)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(507,532)	(349,299)	9,206	(258,355)	(537)	2,696
Translation differences on cash and cash equivalents	(71)	82	(2)	82	10	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	611,734	611,734	104,131	520,790	113,862	30,492
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	104,131	262,517	113,335	262,517	113,335	33,188

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

	Year ended December 31	For the six months ended June 30,		For the three months ended June 30		Convenience Translation (note 2c) for the six months ended June 30,
	2010	2010	2011	2010	2011	2011
	(Audited)	(Unaudited)
	NIS					U.S. dollars

(a) Adjustment for cash generated from operation

Adjustments for:
Depreciation and amortization	206,945	87,291	135,872	44,086	67,934	39,787
Increase in fair value of investment property, net	(32,917)	(13,187)	(19,445)	(10,913)	(16,390)	(5,694)
Share in losses (gains) of associates, net of dividends received	518	576	(880)	-	(104)	(258)
Share based payment	6,834	3,867	1,878	2,000	764	550
Loss from sale and disposal of property and equipment, net	5,962	867	612	719	1,259	179
Provision for impairment of property and equipment, net	946	369	1,305	245	928	382
Changes in fair value of derivative financial instruments	(8,029)	556	(103,525)	(2,468)	(77,328)	(30,315)
Linkage differences on monetary assets, debentures, loans and other long term liabilities	57,626	10,626	69,427	22,690	41,077	20,330
Employee benefit liability, net	2,371	206	1,318	(1,128)	545	386
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(15,013)	(1,567)	2,353	(2,195)	873	689
Interest paid, net	118,311	48,626	84,109	15,401	39,649	24,629

Changes in operating assets and liabilities:
Investment in real estate inventories	(87,092)	(82,485)	(4,100)	(82,485)	(2,117)	(1,201)
Payments on account of real estate inventories	(71,564)	(39,188)	(3,674)	(39,188)	(2,609)	(1,076)
Decrease (increase) in trade receivables and other accounts receivable	(53,264)	(6,699)	(136,030)	301,282	187,684	39,833
Decrease (increase) in inventories	(49,910)	(22,483)	(4,687)	13,607	66,869	(1,373)
Advances from purchasers of apartments	-	-	95,406	-	9,314	27,937
Increase (decrease) in trade payables and other accounts payable	19,468	22,596	198,889	(198,860)	(181,861)	58,242

	101,192	9,971	318,828	62,793	136,487	93,361

The accompanying notes are an integral part of the consolidated financial statements.

 ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

						Convenience
						Translation (note 2c)
	For the Year					for the
	ended	For the six months ended		For the three months ended		six months
	December 31,	ended June 30,		ended June 30,		ended June 30,
	2010	2010	2011	2010	2011	2011
	(Audited)	(Unaudited)
	NIS					U.S. dollars
(b)	In thousands
Supplementary information on investing and financing activities not involving cash flows:
Issuance of shares upon conversion of convertible debentures of the Company	43,895	12,394	899	-	899	264
Purchase of property and equipment and investment properties on credit	37,084	12,338	11,742	12,338	11,742	3,438
Advances from customers deposited in restricted use deposit	22,428	-	755	-	755	221

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

Information on the activities of Alon Holdings Blue Square - Israel Ltd and its subsidiaries

Alon Holdings Blue Square-Israel Ltd. (formerly Blue Square – Israel Ltd.) ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries (together - the Company) mainly operates in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. Upon completion of the acquisition of Dor Alon, the Company operates in four reportable segments: (1) Supermarkets, (2) Non-food Retail and Wholesale, (3) Real Estate and (4) Commercial and fueling sites. As to segment data see note 7.
Alon Holdings Blue Square – Israel Ltd. is a limited public company incorporated and domiciled in Israel, whose ADSs and shares are listed for trading on the New-York Stock Exchange (the "NYSE") and on the Tel-Aviv Stock Exchange (the "TASE").
The Company is controlled by Alon Israel Oil Company Ltd ("Alon"). The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel.
As more fully mentioned in note 5 to the Company's 2010 annual financial statements, on October 3, 2010 the Company acquired approximately 80% of the shares in  Dor Alon Energy in Israel (1988) Ltd ("Dor Alon"). This subsidiary is fully consolidated as from that date. Thus, the financial statements as of June 30, 2010 and for the three month and six month periods then ended do not include the assets, liabilities and the results of Dor Alon.

NOTE 2 - BASIS OF PREPARATION OF FINANCIAL STATEMENTS:

a)	Statements of compliance

The condensed consolidated interim financial statements of the Company as of  June 30, 2011 and for the six and three month periods ended on that date (hereinafter - the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34 - "Interim Financial Reporting" (hereafter – "IAS 34"). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as at December 31, 2010 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board ("IASB").

b)	Changes in the exchange rates of the U.S. dollar and the Israeli CPI in the reported periods

	Exchange rate of the	Israel
	US dollar	CPI
	%	%
Six-month period ended June 30:
2011	(3.9)	2.2
2010	2.6	0.4
Three-month period ended June 30:
2011	(1.9)	1.3
2010	4.4	1.3
Year ended December 31, 2010	(6)	2.3

The exchange rate of the US dollar at June 30, 2011 is US$1 = NIS 3.415

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 2 - BASIS OF PREPARATION OF FINANCIAL STATEMENTS (continued):

c)	Convenience translation into U.S. dollars

The condensed financial statements as of June 30, 2011 and for the six month period then ended have been translated into U.S. dollars using the representative rate of exchange at that date (U.S. $ 1 = NIS 3.415). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

a.	The accounting policies used in preparation of the interim financial information are consistent with 2010 annual financial statements except as described below;

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

b.
As specified in the annual financial statements of the Company for the year 2010, standards, amendments and interpretations to existing standards came into effect and are effective for reporting period commencing on January 1, 2011, but first time implementation of these standards and interpretations had no material effect on the financial information for the interim period (including comparative figures) of the Company.

c.	Additional new standards and amendments to existing standards that are not yet in effect and that the Company elected not to early adopt are listed in the company's 2010 annual financial statements.

NOTE 4 - EFFECT OF SEASONALITY:

The Company's operations are characterized by the effect of the timing of the Jewish religious holidays, in particular "Rosh-Hashanah" (New Year) and "Passover", with increases of sales in the quarters when these holidays take place. In view of this, the results for the three-month period ended June 30, 2011 do not necessarily provide an indication of the results to be expected for the entire year ended December 31, 2011.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5 - SHARE CAPITAL:

a.
In the six month period to June 30, 2011, additional convertible debentures with a par value of NIS 167,000 were converted to 27,399 shares of the Company. In addition, 140,000 shares were issued upon the exercise of employee share options.

b.
Following approval by the Company's Audit Committee and Board of Directors, on March 24, 2011 and April 27, 2011 the Company purchased 117,545 of its own shares ("treasury shares") from employees, which shares were acquired by the executives upon their exercise of vested options granted to them under the Company's 2008 Share Option Plan. The total amount paid by the Company for such shares was NIS 4 million. The amount paid by the Company to the employees for the shares are deemed a distribution by the Company for purposes of Israeli law, and the payment reduced the amount available for distribution as dividends to shareholders.

c.
On March 22, 2011 the Company granted 290,000 options for shares in the Company of the 2008 plan to key management. The exercise price of the options is NIS 36.51 per option. The terms of the 2008 plan apply to these options.

NOTE 6 - RELATED-PARTY BALANCES

	December 31,	June 30
	2010	2010	2011
	(Audited)	(Unaudited)
	NIS in thousands
Trade receivables	-	(*) 67,472	-
Other receivables- Including loan to controlling shareholder	33,901	7,166	109,030
Loan receivable	37,300	-	37,934
	71,201	74,638	146,964

Trade payables	95,561	71,819	86,027
Other payables	327	263	16,257
Long- term loan from controlling shareholder	129,000	-	129,000
	224,888	72,082	231,284

(*)	The receivables from related parties arise mainly from sale transactions and are due two months after the date of sales. The receivables are unsecured in nature and bear no interest.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 - SEGMENT DATA:

The Company includes segment information according to IFRS 8. The Company's chief operating decision maker reviews the Company's internal reports in order to evaluate performance and allocate resources. Company's management has set the operating segments based on the internal reports.
The Company presents four reportable segments: Supermarkets, Commercial and fueling sites, Non-food (Retail and Wholesale) and Real estate. Most of the Company's activities are located in Israel.
Selling, general and administrative expenses of Head Quarters operations and financial income and expenses are not included in the results of each of the operating segments.
Additional data provided to the chief operating decision maker apart from the data provided below is measured in a manner that corresponds to the method of measurement used in the financial statements.

(1)
Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2011, Mega Retail operated 209 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(2)
Commercial and fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(3)
Non-food (Retail and Wholesale) –Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of June 30, 2011, the Company operated 263 non-food retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)
Real Estate - Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 - SEGMENT DATA (continued):

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Six months ended June 30, 2011 (unaudited):
Net segment revenues	3,402,999	221,374	14,713	2,576,497	-	6,215,583
Inter segment revenues	-	20,367	-	14,608	(34,975)	-
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	117,601	(1,622)	6,303	100,973	(13,818)	209,437
Segment profit	116,288	(6,527)	25,749	100,908	(13,818)	222,600
Unallocated corporate expenses						(11,658)
Financial expenses, net						(55,951)
Share in profits of associates						1,317
Income before taxes on income						156,308

	Supermarkets	Non-food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Six months ended June 30, 2010 (unaudited):
Net segment revenues	3,364,527	224,206	10,754	-	-	3,599,487
Inter segment revenues	-	27,610	-	-	(27,610)	-
Operating profit before other gains and losses net and changes in fair value of investment property	130,234	12,792	4,343	-	(85)	147,284
Segment profit	126,333	9,583	17,531	-	(85)	153,362
Unallocated corporate expenses						(12,214)
Financial expenses, net						(56,709)
Share in losses of associates						(576)
Income before taxes on income						83,863

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Three months ended June 30, 2011 (unaudited):
Net segment revenues	1,766,464	105,302	8,441	1,328,257	-	3,208,464
Inter segment revenues	-	10,551	-	7,125	(17,676)	-
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	68,029	(4,361)	3,790	50,644	(6,352)	111,750
Segment profit	66,716	(7,374)	20,180	50,579	(6,336)	123,765
Unallocated corporate expenses						(5,716)
Financial expenses, net						(15,210)
Share in profits of associates						104
Income before taxes on income						102,943

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 - SEGMENT DATA (continued):

	Supermarkets	Non – food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	NIS in thousands
Three months ended June 30, 2010 (unaudited):
Net segment revenues	1,674,632	88,691	5,340	-	-	1,768,663
Inter segment sales	-	10,855	-	-	(10,855)	-
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	70,617	(5,713)	3,373	-	1,138	69,415
Segment profit	67,971	(8,946)	14,287	-	1,138	74,450
Unallocated corporate expenses						(6,929)
Financial expenses, net						(42,281)
Share in losses of associates						(4)
Income before taxes on income						25,236

	Supermarkets	Non – food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	NIS in thousands
Year ended December 31, 2010 (audited):
Net segment revenues	6,894,978	438,623	25,162	1,144,981	-	8,503,744
Inter segment revenues	-	43,444	-	8,339	(51,783)	-
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	241,942	(7,189)	(4,843)	42,936	(9,424)	263,422
Segment profit	232,944	(19,519)	28,073	39,335	(9,424)	271,409
Unallocated corporate expenses						(22,000)
Financial expenses, net						(149,995)
Share in losses of associates						(518)
Income before taxes on income						98,896

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	Convenience translation to U.S dollar in thousands
Six months ended June 30, 2011 (unaudited):
Net segment revenues	996,486	64,824	4,308	754,465	-	1,820,083
Inter segment revenues	-	5,964	-	4,277	(10,241)	-
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	34,437	(475)	1,846	29,567	(4,046)	61,329
Segment profit	34,052	(1,911)	7,540	29,548	(4,046)	65,183
Unallocated corporate expenses						(3,414)
Financial expenses, net						(16,384)
Share of losses of associates						386
Income before taxes on income						45,771

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 8 –  EVENTS DURING THE PERIOD:

a.
In February 2011 Na'aman Porcelain Ltd ("Na'aman") published an offer to purchase the balance of the shares (2.6 million shares) of Vardinon Textiles Ltd ("Vardinon") it does not already own in consideration for NIS 7.9 million. On March 15, 2011, the acquisition was completed and the Vardinon shares were delisted from the Tel Aviv stock exchange.

b.
On March 13, the subsidiary Alon Cellular, received a license from the Ministry of Communication to operate as a mobile virtual network operator (MVNO). In connection with the Company’s plans to enter the cellular communications market by becoming an MVNO, on March 23, 2011 Alon Cellular signed a memorandum of understanding with Partner Communications Ltd. for launching cellular services in an MVNO model, which will enable Alon Cellular to offer cellular services and become a major player in Israel’s communications market.

c.
On March 10, 2011, a joint venture of Dor Alon and a third party has entered into a memorandum of understanding with Sugat Sugar Refineries Ltd ("Sugat") to construct a cogeneration facility by the joint venture (on land that will be leased to the joint venture by Sugat) to produce up to 110 Watt.  Through the facility the joint venture will produce steam, electricity and carbon dioxide that will be produced in the facility also to third parties. In addition, the memorandum of understanding set out that the joint venture would connect Sugat's factory to the natural gas network, will convert Sugat's existing energy facility to a dual facility allowing using either crude oil or natural gas, will operate and maintain the existing energy facility for Sugat, all in accordance with the terms and times set out in the memorandum of understanding.

d.	Amendment to Diners agreement

As mentioned in note 31a of the 2010 annual report, in 2006, Dor Alon Energy in Israel (1988) Ltd.  (hereafter – Dor Alon) and Blue Square (hereafter jointly referred to as the "Purchasers") entered into an agreement with Credit Cards for Israel Ltd. (“C.A.L”) and a subsidiary of CAL – Diners Club Israel Ltd. (“Diners Israel”).
Under the agreement, the purchasers were to purchase from C.A.L 49% of the issued share capital of Diners Israel, subject to milestones set in the agreement, in consideration for a loan secured by the Diners shares.
Under the agreement with CAL, the Blue Square and Dor Alon were entitled to share with C.A.L the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on the respective ownership interests in Diners Israel.  In addition, the Blue Square and Dor Alon signed an agreement with C.A.L pursuant to which Loyalty Plan members are to be issued Mastercard "You" credit cards that will be treated the same as the Diners "You" credit cards for the purpose of Blue Square's agreement with Dor Alon. As further mention at the said note, on May 25, 2011, management agreed to an amendment to the agreement of principles between C.A.L, Diners Israel, Blue Square, Dor Alon, and the Alon Holdings-Dor Alon Joint Loyalty Plan Partnership, pursuant to which the Blue Square and Dor Alon would have the right to 49% of the profits of Diners Israel Ltd., both related to the "You" bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which will be allocated to the parties per their respective holdings from July 1st, 2011).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 8 –  EVENTS DURING THE PERIOD (continued):

Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, following which the agreement will be extended for additional three year terms based on the terms and conditions set in the amendment to the agreement. The amendment also sets a calculation method for the purchasing the 49% of Diners owned by the Blue Square and by Dor Alon, should the agreement between Diners and the Loyalty club not be extended.

As under IAS 39 the said agreement was treated as derivative which is carried at fair value through profit or loss, during the three and six month periods ended June 30, 2011, the Company recorded a pre-tax income of approximately NIS 70 million and NIS 100 million, respectively, to the financial income item in the statements of income.

In July 2011, all suspending conditions set forth in the agreement were completed, the amendment to the agreement came into effect and the Purchasers repaid the Loan amounting to NIS 36 million to C.A.L. As a result, commencing July 2011, the Company will account for its investment in Diners shares by the equity method.

e.
On July 4, 2011 Blue Square Real Estate (Hereafter - BSRE) and Harel Insurance Company Ltd. (hereafter – Harel) signed an agreement whereby Harel acquired half of the BSRE's rights in an investment property located in Kiryat Hasharon-Netanya (which a commercial center is currently being erected on) in consideration for NIS 50.6 million. In the second quarter of 2011 the company recorded gain from changes in fair value of the said  investment property in the amount of NIS 16 million to the statement of income.

NOTE 9 –  CONTINGENCIES:

Contingencies related to Mega Retail

a.
In September 2011, a claim and request to recognize it as a class action was filed against the Mega Retail Ltd. ("Mega"). The total amount of the claim is NIS 58 million. The action referred to the offering of Huggies Pure Wet Wipes and Materna Premium in packages designated as "economy packs" while in practice, as argued by the claimant, the price per unit did not reflect any saving compared with the ordinary packages of these products. The action relied on a previous indictment filed against Mega which had been settled with a plea bargain. The claim also demands that the court order Mega to provide information on the products' sales scope.

The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently does not provide for any amount. We will continue to assess this matter as the request for the class action develops.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 9 – CONTINGENCIES (continued):

b.
In September 2011, a claim and request to recognize it as a class action was filed against Mega relating to the sale of products which, as argued by the claimant, are subject to the Product and Service Price Regulation Order (Maximum Prices for Milk and Milk Products) (the "Order").

The law suit claims that since the products carry special kosher certifications they are offered at prices higher than the maximum prices allowed according to the Order. The claim was also filed against Tnuva and two competing supermarket chains. The damages sought from Mega are NIS 6 million.
The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently does not provide for any amount. We will continue to assess this matter as the request for the class action develops.

c.
In September 2011, a claim was filed against Mega and Shufersal along with a request to be approved as a class action in relation to the issuance and sale of purchase vouchers. The action consists of two claims: 1. The designation of an expiration date to the vouchers constitutes a "depriving condition" in a standard contract and is therefore invalid; and 2. The voucher provision that a consumer who uses vouchers to pay for his purchase can be given change only for vouchers redeemable in the same store constitutes a "depriving condition" and is therefore invalid. The claimant asked for declaratory relief that these provisions are invalid, as well as for damages calculated by the court, taking into account all holders of vouchers and/or shoppers who have used the vouchers over the past 7 years.

The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently does not provide for any amount. We will continue to assess this matter as the request for the class action develops.

d.
In July 2011, a claim and request to recognize it as a class action was filed against Mega, claiming that it misleads its consumers to think that the 500 gram and 75 gram white cheese packages manufactured by Strauss and Tnuva which are labeled as "Economy Packs" are sold at a discount compared with 250-gram packages.

The appellant argues that the damage incurred by all members of the class totals approximately NIS 28 million. It is also requested to issue an affirmative order to instruct the respondent to provide its clients, who buy the larger packages, a significant discount of at least 20% compared with the price per unit of the product in the smaller package.
The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently does not provide for any amount. We will continue to assess this matter as the request for the class action develops.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 9 – CONTINGENCIES (continued):

e.
In July 2011, a claim and request to recognize it as a class action was filed against Mega, claiming the respondent chose to unjustly grow richer at the expense of the consumers by selling large packages of goods which were labeled as "economy packs", but has not lowered the price of the larger package, thus forcing the consumers to buy a more expensive product instead of sufficing for an ordinary package.

The appellant argues that the financial damage incurred by all class members is NIS 15 million. The appellant further argues that the class suffered a non-monetary damage which it did not quantify. The court was also asked to issue an affirmative order to instruct the respondent to price its products according to the labeling as "economy package".
The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently does not provide for any amount. We will continue to assess this matter as the request for the class action develops.

f.
In July 2011, a claim and request to recognize it as a class action was filed against Mega, claiming the respondent charged higher prices than the prices it should have charged on packs that contain two boxes of "Ski" soft white cheese, produced by Strauss and sold in cardboard packs, and contrary to its promise that the discount would account to 20% of the price of "Ski" 500 grams, granted an actual discount of only 3%, causing the consumers to pay NIS 3.73 more than they should for each pack. The appellant claims that as a result of not being given the discount by the respondent, the damage incurred by the class members is approximately NIS 19 million per month. The court was also asked to issue an affirmative order to instruct the respondent to grant a significant discount to the consumers who buy the larger packages of at least 20% relative to the price per measurement unit of the product in the smaller package.
The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently does not provide for any amount. We will continue to assess this matter as the request for the class action develops.

Contingencies related to Dor Alon

a.
On August 11, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon, a subsidiary of Dor Alon and others (hereinafter, "the defendants") for a total amount of NIS 33,000 thousand. The letter of claim argued that the defendants violated the provisions of the law which prohibits selling tobacco products to minors by placing automatic cigarette vending machines in the gas stations operated by the defendants, although the automatic vending machines are not owned and/or operated by Dor Alon or its subsidiary.

Dor Alon has not yet filed a statement of defense.
In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, the Company did not make any provision for this claim in its financial statements.

b.
On August 22, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and the three other gasoline companies for a total of NIS 1 billion (of which Dor Alon's share is NIS 167 million).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 9 – CONTINGENCIES (continued):

The claimants argue that the gasoline companies inflated the "marketing expense item" which is incorporated into the calculation of the maximum price of gasoline 95 octane by adding expenses unrelated to the sale of gasoline, thus misleading the regulator and enabling themselves to sell gasoline 95 octane at a higher price than the price that should be charged.

The claimants assert that this is violation of legislated provisions in the Supervision Order on Goods and Services (Maximum Prices in Gasoline Stations) – 2002; the Consumer Protection Act – 1981; and the Damage Ordinance (new version) – 1968.

Dor Alon has not yet filed a statement of defense.
In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, the Company did not make any provision for this claim in its financial statements.

NOTE 10 – SUBSEQUENT EVENTS:

a.
In September 2011 the Company signed an agreement with third party to acquire the activity, leasehold improvements and the equipment of four stores for a total approximately NIS 35 million (U.S. $10.2 million). The amount is subject to certain adjustments as mentioned in the agreement.

The completion of the agreement is subject to suspending conditions set in the agreement which as of financial statements' date have not been met.

b.
On August 31, 2011, Dor Alon received from the Israeli Ministry of National Infrastructure  an order pursuant to which the Ministers of Treasury and National Infrastructure decided to reduce the marketing margin in connection with the sale of full service gasoline by NIS 0.115 (including VAT) per liter and the marketing margin in connection with the sale of self service gasoline by NIS 0.184 (including VAT) per liter. The decrease in marketing margins is expected to have a material adverse effect on Dor Alon’s profits. Dor Alon is examining its next steps, and on September 1, 2011 submitted a petition to the Supreme Court sitting as the High Court of Justice to suspend the effectiveness of the order and to nullify it. On September 19, 2011, the Supreme Court ruled that the Ministry of National Infrastructure and the Pricing Committee must reevaluate their decision based on updated data that Dor Alon and the other gas companies will submit to the Ministries, and present their decision on the matter within three months of the hearing, during which time the order shall remain in effect.